For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Business Services — Ministère des Services aux consommateurs et aux entreprises

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

MAY 26 MAI, 2003

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

652355

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUS DE MODIFICATION

1. The name of the Corporation is: — *Dénomination sociale de la société:*

A	.	R	.	T	.		I	N	T	E	R	N	A	T	I	O	N	A	L		I	N	C	.		

2. The name of the corporation is changed to (if applicable): — *Nouvelle dénomination sociale de la société (s'il y a lieu):*

A	R	T		I	N	T	E	R	N	A	T	I	O	N	A	L		C	O	R	P	O	R	A	T	I
O	N																									

3. Date of incorporation/amalgamation: — *Date de la constitution ou de la fusion:*

1986, January, 24
(Year, Month, Day)
(année, mois, jour)

4. Complete only if there is a change in the number of directors or the minimum/maximum number of directors.
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé

Number (or minimum and maximum number) of directors is/are:
Nombre (ou nombres minimal et maximal) d'administrateurs:

number or *nombre ou* ______ minimum and *minimal et* ______ maximum *maximal* ______

5. The articles of the corporation are amended as follows: — *Les status de la société sort modifiés de la façon suivante.*

(a) Changing the name of the Corporation to ART International Corporation or such other name as may be satisfactory to the Director appointed under the *Business Corporations Act* (Ontario).

BR-173

(ref. B&B)

(b) consolidating the issued and outstanding Common Shares on the basis of one (1) new Common Share for each 100 old Common Shares so that the 25,516,780 issued and outstanding Common Shares will be consolidated into 255,168 Common Shares ("New Common"). No fractional of shares of the Corporation will be issued in connection with the consolidation and in the event that a Shareholder would otherwise be entitled to receive a fraction of share upon such consolidation, the number of shares to be received by such shareholder shall be rounded up to the nearest whole number of shares.

(c) attaching the following conversion rights to the Class C Common Shares:

Any Holder of Class C Common Shares shall be entitled at his option at any time (subject as hereinafter provided) to have all or any of the Class C Common Shares held by him converted into Common Shares as the same shall be constituted at the time of conversion upon the basis of one hundred (100) "New Common" Shares for each Class C Common Share in respect of which the Conversion Right is exercised ("New Common" Shares); provided that on conversion of any Class C Common Shares, the Holders thereof will not be entitled to any adjustment of dividends on such Class C Common Shares or on the "New Common" Shares issuable on conversion. The Conversion Right provided for herein may be exercised by Notice in Writing given to the registered office of the Corporation or to any Transfer Agent or Registrar for the Common Shares accompanied by the Certificate or Certificates representing the Class C Common Shares in respect of which the Holder thereof desires to exercise such right of Conversion and such Notice shall be executed by the person registered on the books of the Corporation as the Holder of the Class C Common

Shares in respect of which such Right is being exercised or by his duly authorized attorney and specify the number of such shares which the Holder desires to have converted. The Holder shall also pay any governmental, transfer or other tax imposed in respect of such transaction. Upon receipt of such Notice the Corporation shall issue Certificates representing the Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class C Common Shares represented by the Certificate accompanying such Notice. If less than all of the Class C Common Shares represented by any Certificate are to be converted, the Holder shall be entitled to receive a new Certificate for the Class C Common Shares representing the Shares comprised in the original Certificate which are not to be converted. All "New Common" Shares resulting from any conversion provided for herein shall be fully paid and non-assessable.

(d) Any officer or Director of the Corporation is hereby authorized and directed on behalf of the Corporation to execute and deliver to the Director under the *Business Corporations Act*, Articles of Amendment in duplicate and such Officer or Director is authorized to execute and deliver all such other documents, do such other acts and things as may be necessary or desirable to give to effect to the foregoing; provided, however, that the Directors of the Corporation are hereby authorized to revoke the foregoing Special Resolutions in whole or in part without further approval of the Shareholders of the Corporation at any time prior to the endorsement by the Director under the *Business Corporations Act* of the Certificate of Amendment of Articles.

***

The amendment has been duly authorized as required by Sections 168 & 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisé conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2003, May, 07

(Year, Month, Day)
(*année, mois, jour*)

These articles are signed in duplicate

Les présents status sont signés en double exemplaire.

A.R.T. INTERNATIONAL INC.

(Name of Corporation)
(*Dénomination sociale de la société*)

By:/*Par:* Michel van Herreweghe

(signature)
(*signature*)

Secretary/Treasurer

(Description of Office)
(*Fonction*)